Unit A, 4755 Zinfandel Court Ontario, California 917614 Tel: 909-390-7799; Fax: 909-390-6777

July 14, 2005

Andrew Schoeffler, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Poly-Pacific International, Inc.
Registration Statement on Form 20-FR
Amendment No. 3.
File No. 000-51180

Dear Mr. Schoeffler:

We have enclosed the above Amendment No. 3.

We are sending a marked copy under separate cover. The page numbers in the response table correspond to the page numbers in the marked copy.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes in disclosure response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have addressed all comments. Thank you for your consideration.

Yours sincerely,

/s/ Thomas Lam

Thomas Lam, President

Encl:	SEC Comments Response Table
Collins Barrow Transmittal Letter

Comment Number	Page Number	Response

1.	51	Interim consolidated statement of operations has been revised, as required.
2.	70 and various	New note 3 has been inserted in the financial statements and subsequent notes and references have been revised.
3.	39, 73 and 88	A new Exhibit 5.4 has been prepared to present a memo on the details for share valuation in respect of the 10% Convertible Debenture, and the exhibit has been referenced in the text.
4.	62	The cited statement paragraph has been revised.
5.	62	Auditor’s report has been revised to include a reference to the footnote in respect of the restatement of the statement of cash flows for changes in the bank overdraft.
6.		The consent of the independent registered public accountants has been updated as included in Exhibit 10.1.

Other Revisions Entered to Update the Form 20F for Amendment 3

9	Table 3.2, currency conversion factors has been updated to report the most recent seven months to June 2005.
9	Item 3.B capitalization and indebtedness table has been updated to report balances as at June 30, 2005, expressed in Canadian dollars.
85	Table 9.1, TSX Venture Exchange share prices has been updated to report the most recent seven months to June 2005.

Collins Barrow
Chartered Accountants

Collins Barrow Edmonton LLP
1550 Allstream Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email:edmonton@collinsbarrow.com

July 13, 2005

Strictly Private and Confidential

Poly-Pacific International Inc.
4287 B Dawson Street
Burnaby BC V5C 4B3

Dear Sirs:

Re: Poly-Pacific International Inc.
Amended Form 20-FR filed June 29, 2005

We have reviewed the comments from the United States Securities and Exchange Commission in their letter dated July 6, 2005. Our response is limited to their comments on the audited financial statements of Poly-Pacific International Inc. We respond to their comments on the audited financial statements of Poly-Pacific International, Inc. as follows:

Item 1: We have revised the statement of operations.

Item 2: Please see note 3 of the consolidated financial statements for the year ended December 31, 2004.

Item 3: Please see memo regarding debentures.

Item 4: We have revised the audit report as suggested.

Item 5: We have revised the audit report as suggested.

Item 6: An updated consent letter will be provided.

We shall be pleased to discuss with you further any matters mentioned in this letter at your convenience.

Yours very truly,

Collins Barrow

COLLINS BARROW EDMONTON LLP
Per: Samuel Yeung, CA
Partner

SY:dy

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